SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006 (report no. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Letter to Shareholders, Notice of Annual General Meeting of Shareholders and Proxy Statement, dated November 9, 2006.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: November 9, 2006

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EXHIBIT INDEX

99.1 Letter to Shareholders, Notice of Annual General Meeting of Shareholders and Proxy Statement, dated November 9, 2006.

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November 9, 2006

Dear Shareholder,

You are cordially invited to attend the 2006 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE's executive offices at 8 Hapnina Street, Ra`anana, Israel, on December 21, 2006 at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE`s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Accordingly, please sign and date the enclosed Voting Instruction Card and then, at your earliest convenience, mail it in the envelope provided.

NICE urges all of its shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,

Haim Shani

Chief Executive Officer

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NICE SYSTEMS LTD.

______________________________________________________

NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

______________________________________________________

TO BE HELD ON DECEMBER 21, 2006

Notice is hereby given that the 2006 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of NICE-Systems Ltd. (the "Company") will be held on December 21, 2006 at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra`anana, Israel, for the following purposes:

1.      To elect six (6) directors (excluding "external directors") to the board of directors of the Company;

2.      To discuss the Company`s audited annual financial statements for the year ended December 31, 2005;

3.      To re-appoint the Company`s independent auditors and to authorize the Company`s board of directors to fix their remuneration;

4.      To approve an increase of the Company`s authorized share capital from 75,000,000 to 125,000,000 Ordinary Shares;

5.      To approve the increase of the pool of Shares reserved under the Company`s Employee Stock Purchase Plan;

6.      To approve a special annual fee to the Chairman of the board of directors; and

7.      To approve the grant of options to purchase Ordinary Shares of the Company to the non-executive directors.

Approval of matters 1, 3 and 5 to 7 above, will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon.  Approval of matter 4 will require the affirmative vote of holders of at least 75% of the shares present, in person or by proxy, and voting thereon.  Matter 2 will not involve a vote.

Shareholders of record at the close of business on November 15, 2006, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. If your shares are held via the Company`s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 8 Hapnina Street, Ra`anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

By Order of the Board of Directors,

Yechiam Cohen

Corporate Secretary

Date: November 9, 2006

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Table of Contents

The Annual General Meeting of Shareholders

Solicitation of Proxies

Record Date; Outstanding Voting Securities; Voting Rights

Security Ownership By Certain Beneficial Owners

IItem 1:   Election of Directors

IItem 2:  Consideration of the Financial Statements

IItem 3:  Reappointment of Independent Auditors

IItem 4: Increase of the Registered Share Capital

IItem 5:  Approval of the Increase of the Pool of Shares Reserved

               Under the Company`s Employee Stock Purchase Plan

IItem 6:  Approval of Chairman`s Special Annual Fee

IItem 7:  Approval of Option Grant to the Non-Executive Directors of

the Company

1 1 2 3 4 7 8 9 11 12 13

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NICE SYSTEMS LTD.

8 Hapnina Street, Ra`anana

Israel

________________________

PROXY STATEMENT

________________________

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the "Shares") of NICE-Systems Ltd. ("Nice" or the "Company") at the close of business on November 15, 2006, in connection with the solicitation by the board of directors of proxies for use at the 2006 Annual General Meeting of the Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on December 21, 2006 at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra`anana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder`s shares are held via the Company`s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 8 Hapnina Street, Ra`anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions will be treated as neither a vote "for" or "against" the matter, although they will be counted in determining if a quorum is present.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

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RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on November 15, 2006 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On November 8, 2006, the Company had 50,545,737 Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

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SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company`s Shares.

The information contained herein has been obtained from information furnished to the Company.

Percentage of

       Name      Number of Shares Outstanding Shares

(Approximately)[1]

1. FMR Corp.                   7,428,438 14.7%

82 Devonshire Street

Boston, MA 02109

And

Fidelity International Limited[2]

P.O. Box HM 670

Hamilton HMCX, Bermuda

2. Massachusetts Financial 5,729,330 11.4%

Services Company and affiliates[3]

500 Boylston St.
Boston, MA 02116

3. Columbia Wanger Asset MGMT[4] 2,782,400 5.5%

227 West Monroe Street, Suite 3000

Chicago, Illinois  60606

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ITEM 1

ELECTION OF DIRECTORS

Under the Company`s articles of association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company`s shareholders. Directors of the Company, other than external directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect six (6) members to the board of directors, aside from the two current external directors of the Company. The Company`s external directors, Dan Falk and Dr. Leora Meridor, will continue to serve their second three-year term, which commenced in 2004.

The Company`s board of directors has proposed the following six (6) persons, Mr. Ron Gutler, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. John Hughes and Mr. David Kostman as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company`s articles of association and applicable law.

The following information is supplied with respect to each director nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.  All of the Company`s directors qualify as "independent directors," as defined by the Nasdaq rules.

____ 11 ____ Name	Current Position in the Company
Ron Gutler	Director, Chairman of the Board
Joseph Atsmon	Director, Vice-Chairman of the Board
Rimon Ben-Shaoul	Director
Yoseph Dauber	Director
John Hughes	Director
David Kostman	Director

Ron Gutler has served as a director of NICE since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of G.J.E 121 Promoting Investment Ltd., a real estate investment company, a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group) and a director of Psagot Ofek Investment House. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutche Bank). Between 1987 and 1999, he held various positions with Bankers Trust. Mr. Gutler headed the Trading and Sales Activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor`s degree in Economics and International Relations and a Master`s degree in Business Administration, both from the Hebrew University in Jerusalem.

Joseph Atsmon has served as a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a Director of Ceragon Networks, Radvision Ltd. and Vocaltec Communications Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon holds a Bachelor`s degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Rimon Ben-Shaoul has served as a director of NICE since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and CEO of Koonras Technologies Ltd., a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company. Mr. Ben-Shaoul also serves as Chairman of Nipson Digital Printing Systems PLC and as a director of Dor Chemicals Ltd., MIND C.T.I. Ltd., BVR Systems Ltd., Cimatron Ltd. and several private companies. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communication investments. Between 1997 and 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd.. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor`s degree in Economics and Statistics and a Master`s degree in Business Administration, both from Tel-Aviv University.

Yoseph Dauber has served as a director of NICE since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group. Mr. Dauber also served as Chairman of Poalim American Express from 1995 to July 2002.  From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. Mr. Dauber currently serves as a member of the Board of Bank Hapoalim. He also serves as a director of Clal Insurance Holdings Ltd., Vocaltec Communications Ltd., Lodzia Rotex Ltd., Afcon Industries Ltd. and Orbit Alchut Technologies Ltd. Mr. Dauber holds a Bachelor`s degree in Economics and Statistics from the Hebrew University in Jerusalem and a Masters degree in Law from Bar Ilan University.

John Hughes has served as a director of NICE since November, 2002. Mr. Hughes is currently Chairman of Intec Telecom Systems plc and Executive Chairman of Parity Group plc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group. From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GMS/UMTS division. From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company. Prior to that, Mr. Hughes held various positions with UK and US companies. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

David Kostman has served as a director of NICE since January 2000.  Mr. Kostman is currently a Managing Director in the Investment Banking Division of Lehman Brothers. From April 2005 until July, 2006 Mr. Kostman was the Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer. From April 2003 until April 2005, he was Chief Operating Officer of Delta Galil USA. Until May 2002, he was the Chief Operating Officer of VerticalNet, Inc., a Nasdaq listed software company, which he joined in June 2000.  Prior thereto, Mr. Kostman was a Managing Director in the Investment Banking Division of Lehman Brothers Inc., which he joined in 1994.  Mr. Kostman holds a Bachelor`s degree in Law from Tel-Aviv University and a Master`s degree in Business Administration from INSEAD, France.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Ron Gutler be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

"RESOLVED, that Mr. Joseph Atsmon be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

"RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

"RESOLVED, that Mr. Yoseph Dauber be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

"RESOLVED, that Mr. John Hughes be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

"RESOLVED, that Mr. David Kostman be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company`s audited financial statements for the year ended December 31, 2005 are included in the Company`s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on May 17, 2006. The Annual Report is also available on the Company`s website at www.nice.com.  You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company`s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

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ITEM 3

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company`s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company`s audit committee. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company`s audit committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the audit committee of the Company."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

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ITEM 4

APPROVAL OF AN INCREASE OF THE COMPANY`S AUTHORIZED SHARE CAPITAL FROM 75,000,000 TO 125,000,000 SHARES

On October 31, 2006, the Company`s board of directors recommended that the shareholders approve an amendment to the Company`s memorandum and articles of association to increase the number of the Company`s authorized Shares from 75,000,000 to 125,000,000 Shares.

The additional Shares to be authorized by approval of the proposed amendment would have rights identical to our currently outstanding Shares.  Because holders of ordinary shares have no preemptive rights to purchase or subscribe for any unissued shares, the issuance of additional shares would reduce the current shareholders` percentage ownership interest in the total outstanding shares. An increase in the number of shares outstanding could have an anti-takeover effect in that additional shares could be issued in one or more transactions that could make a change in control or takeover of us more difficult.  If the proposed amendment is approved by the shareholders, it will become effective upon the date of approval.

As of October 31, 2006, there were 50,443,372 Shares and approximately 6,203,728 options to acquire Shares outstanding.

The substantial increase in the number of outstanding Shares over the past year is mainly the result of the Company's public offering of 4,600,000 Shares on the Nasdaq Stock Market in December 2005, and the two-for-one stock split in June 2006, which was effected by way of distributing to our shareholders a stock dividend of approximately 24,700,000 Shares.

If the proposed amendment is approved by the shareholders, additional shares will be available for general corporate purposes. The Company`s board of directors believes that the proposed increase in the number of authorized Shares is necessary to provide the Company with the flexibility to pursue opportunities without added delay and expense. The additional shares authorized could be issued from time to time for any proper corporate purpose, including, without limitation, the acquisition of other businesses, the raising of additional capital, a split or dividend on then outstanding shares or in connection with employee share plans in accordance with and subject to the applicable rules of the Nasdaq Stock Market and Israeli corporate law.

The affirmative vote of the holders of at least 75% of the Shares present, in person or by proxy, and voting on the matter is required for the proposed amendment to the Company`s memorandum and articles of association.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Article 4 of the Articles of Association of the Company, as previously amended, and Section 4 of the Company`s Memorandum of Association, as previously amended, be amended to read as follows:

"The share capital of the Company is one hundred twenty five million New Israeli Shekels (NIS 125,000,000) divided into one hundred twenty five million (125,000,000) Ordinary Shares of nominal value of NIS 1.00 each ("Ordinary Shares")."

"RESOLVED, that if the amendment to the Amended and Restated Articles of Association and Memorandum of Association of the Company is approved, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association and Memorandum of Association of the Company."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

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ITEM 5

APPROVAL OF THE INCREASE OF THE POOL OF SHARES RESERVED FOR ISSUANCE UNDER THE COMPANY`S EMPLOYEE STOCK OPTION PLAN

Since the 2005 Annual General Meeting of Shareholders, the Company has acquired three companies, adding top executives from the acquired companies and increasing the number of employees from about 1,380 to over 1,740. This significant growth has meant that the pool of Shares available for incentive stock awards to employees, executives and directors is no longer sufficient for the Company's needs. This situation puts the Company at a disadvantage in comparison to the market benchmark of its peers and competitors, which, based on independent research, we believe is an average of approximately 15% of outstanding share capital on a fully diluted basis. As of October 31, 2006, the total number of the Company`s outstanding options amounted to 11.1% of the total outstanding share capital of the Company on a fully diluted basis, of which the outstanding unvested options amounted to approximately 7.3% of the total outstanding share capital of the Company on a fully diluted basis.  The Company`s board of directors believes that the increase of the pool of Shares under the Company`s 2003 employee stock option plan is necessary to attract and retain qualified employees, executives and directors in today`s competitive market. The Company believes that such an increase will enable it to maintain during the upcoming years a number of unvested options which will amount to approximately 7% of the total outstanding share capital of the Company on a fully diluted basis.

Nasdaq regulations require that employee equity compensation arrangements be approved by the shareholders of the Company, including an increase of the pool of shares under such arrangement. In order to conform to the regulations, the board of directors has approved, and has recommended that the shareholders approve, the increase of the pool of shares reserved for issuance under the Company`s 2003 employee stock option plan by an additional amount of 1,300,000 Shares, which represent approximately 2% of the total outstanding share capital of the Company on a fully diluted basis as of October 31, 2006.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to authorize the increase of the pool of shares reserved for issuance under the Company`s 2003 employee stock option plan by an additional amount of 1,300,000 Shares."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

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ITEM 6

APPROVAL OF CHAIRMAN'S SPECIAL ANNUAL FEE

The Company intends to pay the Chairman of the board of directors a special annual fee of US$25,000. Currently the Chairman is entitled, as are other directors who are not external directors (as defined under the Companies Law), to an annual fee of US$15,000 and a meeting attendance fee of US$600, including for meetings of committees of the board of directors. The role of the Chairman at our Company requires the devotion of more time and attention and the special annual fee is intended to compensate the Chairman for such contribution.

Pursuant to the Companies Law, the remuneration of the directors requires the approval of the internal audit committee, the board of directors and the shareholders, in that order. The Chairman's special annual fee, as described above, has been approved by the internal audit committee, the compensation committee and the board of directors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed special annual fee of the Chairman of the board of directors, as set forth in Item 6 of the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

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ITEM 7

APPROVAL OF GRANTS OF OPTIONS TO THE NON-EXECUTIVE DIRECTORS

The last grant of options to purchase Shares of the Company to the members of the board of directors of the Company was made in December 2002, which will be fully vested by the end of this year, with an additional grant only to the Chairman and Vice-Chairman of the board of directors in December 2003 (fully vested next year). As an incentive for their activities and efforts as directors on behalf of the Company, the internal audit committee, the compensation committee and the board of directors have approved, subject to shareholder approval, the annual grant of options to purchase 5,000 Shares of the Company to each of the non-executive directors and the annual grant of options to purchase 15,000 to the Chairman. The current non-executive directors of the Company (excluding the external directors) who would receive such options are Joseph Atsmon, Yoseph Dauber, Rimon Ben-Shaul, John Hughes and David Kostman, and the Chairman is Ron Gutler. Such number of options would be granted to each of the non-executive directors and to the Chairman, respectively, on the date of the Meeting and thereafter, annually during the next four years, on the date of the Annual General Meeting of the Shareholders of the Company (i.e., until and including the 2010 Annual General Meeting). These options will fully vest following the lapse of twelve (12) months from the applicable date of grant and will expire on the sixth anniversary of the applicable date of grant. These options will be granted under the Company`s 2003 employee stock option plan. The exercise price per share of the options will be equal to the closing price per share of the Shares on the Nasdaq Stock Market on the trading day immediately preceding the applicable date of grant.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed grants of options to the non-executive directors, as set forth in Item 7 of the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

By Order of the Board of Directors,

Yechiam Cohen

Corporate Secretary

Date: November 9, 2006

[1] Based upon 50,443,372 ordinary shares issued and outstanding on October 31, 2006.

[2] Based upon information provided to us by FMR Corp. and Fidelity International Limited as of October 25, 2006.

[3] Based upon information provided to us by MFS Investment Management as of February 20, 2006.

[4] Based upon information provided to us by Columbia Wanger Asset MGMT as of September 30, 2006.

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